

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2021

Vincent T. Cubbage
Chief Executive Officer
Tortoise Acquisition Corp. II
5100 W. 115th Place
Leawood, KS 66211

   Re: Tortoise Acquisition Corp. II
     Amendment No. 1 to Registration Statement on Form S-4
     Filed June 25, 2021
     File No. 333-256173

Dear Mr. Cubbage:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 14, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-4

Risk Factors, page 41

1. We note your response to comment 7 and reissue the comment. Please include a discussion here, or in an appropriate location, explaining how the process for acquiring the private company Volta differs from that of a traditional underwritten IPO as well as the reasoning behind your belief that the absence of due diligence by an underwriter does not create a material risk.

The Proposed Organizational Documents will provide, page 93

2. Your revised disclosure in response to comment 11 now states that "unless New Volta consents in writing to the selection of an alternative forum ... the federal district courts of

the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act." Please revise to state also that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

The TortoiseCorp Board's Reasons for the Approval of the Business Combination, page 151

3.   We note your response to comment 14. Please revise to to address the extent to which the board considered the $3.77 per share value suggested by the transaction conducted concurrently with the negotiations to acquire Volta.

Material U.S. Federal Income Tax Considerations, page 164

4.   Refer to comment 17. Please explain why you cannot give a "will" opinion and describe the degree of uncertainty. If counsel intends to provide a "should" opinion, please explain the facts or circumstances resulting in this uncertainty, the degree of uncertainty, and add appropriate risk factor disclosure addressing the risk to investors regarding uncertain tax treatment. For guidance, see Section III.C.4 of Staff Legal Bulletin No. 19.

Information About Volta, page 247

5.   We note your revised disclosure and response to comments 8 and 22. It is still difficult to understand the principal ways Volta generates revenues due to industry jargon and prominent disclosure of operations that do not appear to be responsible for significant revenues. Please revise to quantify the approximate percentage of
Volta's revenues derived from each of the bullet points on page 251 and revise here and MD&A to clarify:
   • What "behavioral understanding" means and how it relates to advertising revenue;
   • What "customized loyalty solutions for its site hosts and partners" means and whether it is a material part of the Behavior and Commerce or other operations;
   • Where "Charging Network Operations revenue" would fit into the bullet points of different operations;
   • Who determines whether and how much end users pay for electricity at the stations;
   • The approximate percentage of Volta's "Behavior and Commerce" customers that are also customers of Network Development services;
   • The approximate percentage of Network Development revenues derived from utilities and similar entities as compared to retail; and
   • Whether Volta receives a significant amount of Grants and Incentives and other government subsidies, and if so approximately what percentage of Volta's revenues are derived from such sources.
Volta is described as owning and operating EV charging stations, but it appears that de minimis revenues are derived from fees paid to Volta by users of the stations. Please revise to clearly explain Volta's business in plain English.

Competitive Strengths, page 254

6. Refer to comment 23. Please revise to disclose more prominently that you currently have 20 master services agreements in place and clarify that your pipeline reflects management's good faith estimate of the prospective additional target sites. In this regard, please clarify the difference between contracting for sites that are "under master service agreements" as compared to sites that are not under such agreements.

Volta's Partnerships and Strategic Relationships, page 255

7. We note your response to comment 24. Please revise to clarify what you mean by "representative" of a portion of Volta's commercial partners. In your response you state that the entities listed are "significant" Volta customers based on brand recognition, industry and national and regional multi-site portfolios. Please provide clearer disclosure regarding how any named customer is significant or representative of Volta customers.

General

8. We note your response to comment 28. Please refer to Rule 414 of Regulation C and tell us why you believe a post-effective amendment is not required.

You may contact Jeffrey Lewis at 202-551-6216 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng at 202-551-3457 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Brenda Lenahan